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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)


                     Atalanta/Sosnoff Capital Corporation
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                               (Name of Issuer)


                    Common Stock, par value $.01 per share
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                        (Title of Class of Securities)


                                  046499109
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                                (CUSIP Number)


      Craig B. Steinberg                           Stephen C. Kahr, Esq.
      c/o Atalanta/Sosnoff Capital Corporation     Greenberg & Kahr
      101 Park Avenue                              230 Park Avenue, 26th Floor
      New York, NY 10178                           New York, NY 10169
      (212) 867-5000                               (212) 297-0130
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                              September 30, 1997
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

Check the following box if a fee is being paid with the statement:  / /

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CUSIP No.  046499109             SCHEDULE 13D                  Page 2 of 9 Pages

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Craig B. Steinberg

2.   Check the Appropriate Box if a Member of a Group         (a) / /
                                                              (b) /x/

3.   SEC Use Only


4.   Source of Funds

     PF

5.   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e)                               / /

6.   Citizenship or Place of Organization

     United States of America

                         7.   Sole Voting Power

                              640,800
Number of Shares
                         8.   Shared Voting Power
 Beneficially

 Owned by Each
                         9.   Sole Dispositive Power
Reporting Person
                               40,800
     With
                         10.  Shared Dispositive Power

                              600,000

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

            640,800

12.  Check Box if the Aggregate Amount in Row 11
     Excludes Certain Shares                                      / /

13.  Percent of Class Represented by Amount in Row 11

        6.7%

14.  Type of Reporting Person

        IN



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Item 1.  Security and Issuer

         This Statement on Schedule 13D of Craig B. Steinberg (the "Statement") relates to the shares (the "Shares") of the Common Stock, par value $0.01 per share (the "Common Stock"), of Atalanta/Sosnoff Capital Corporation (the "Company"), 101 Park Avenue, New York, NY 10178.

Item 2.  Identity and Background

         (a)      The name of the reporting person is Craig B. Steinberg.

         (b) The business address of the reporting person is c/o Atalanta/Sosnoff Capital Corporation, 101 Park Avenue, New York, NY 10178.

         (c) The reporting person is the President of the Company and its subsidiaries. The address of the Company and its subsidiaries is 101 Park Avenue, New York, NY 10178.

         (d) The reporting person has not been convicted in a criminal proceeding during the last five years.

         (e) The reporting person during the last five years was not, nor is he a party to a judicial or administrative proceeding resulting in a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

         (f) The reporting person is a citizen of the United States of America.

                                Page 3 of 9 Pages

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Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Steinberg paid $6,000 of his personal funds for the purchase of 600,000 Shares granted as a Restricted Stock Award pursuant to a Restricted Stock Award Agreement, dated as of September 17,1997, between the Company and Mr. Steinberg (the "Award Agreement"). The Award became effective on September 17, 1997 upon Mr. Steinberg's execution of the Award Agreement on September 30, 1997, under the Company's 1996 Long Term Incentive Plan (the "Plan"). A copy of the Plan is attached hereto as Exhibit A and incorporated herein by reference. For a complete description of the transaction and the terms of the Plan, reference is made to Exhibit A and to the Company's proxy statement for the 1996 Annual Meeting of Stockholders under the heading "Approval of 1996 Long Term Incentive Plan" (at pages 12-14), and to the Award Agreement, which pages and agreement are attached hereto as Exhibits B and C, respectively and incorporated herein by reference.

Item 4. Purpose of Transaction.

         Reference is made to Exhibit B for a discussion of the Company's reasons for adopting the Plan. Mr. Steinberg acquired the Shares under the Award Agreement for investment in order to become a significant equity participant in the Company.

                  (a) Mr. Steinberg may acquire additional securities of the Company from time to time and may, subject to applicable laws and the

                                Page 4 of 9 Pages

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         agreements described under Items 5 and 6 hereof, dispose of securities of the Company from time to time.

                  (b)-(j) Mr. Steinberg has no current plans or proposals which relate to or would result in any of the events, actions or conditions enumerated in paragraphs (b) through (j) of the instructions to this
         Item 4, but reserves the right to participate, engage in or otherwise act in a manner which would relate to or result in any of such events, actions or conditions.

         Reference is made to the Company's Current Report on Form 8-K as filed with the Securities and Exchange Commission on August 18,1997 with respect to the abandonment on August 15,1997 of an effort by Martin T. Sosnoff to take the Company private, which Report is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

                  (a) Mr. Steinberg beneficially owns an aggregate of 640,800 Shares, constituting 6.7% of the outstanding Common Stock.* The Shares beneficially owned by Mr. Steinberg include 40,000 Shares issuable upon the exercise of currently exercisable options of a total of options to purchase 100,000 Shares (the

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         * Based on an aggregate of 8,812,401 shares of Common Stock outstanding as reported in the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, plus 775,000 Shares issued under the Plan, including the 600,000 Shares issued to Mr. Steinberg, subsequent to such date.

                                Page 5 of 9 Pages

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"Options") granted to Mr. Steinberg on December 7, 1995 pursuant to the
Company's 1987 Stock Option Plan (such Plan is referred to herein as the "Stock Option Plan"). The Options are exercisable at $9.50 per Share.

         The Stock Option Plan provides that each option granted to Mr. Steinberg thereunder becomes exercisable with respect to 20% of the total number of shares of Common Stock subject to such option six months after the date of its grant and with respect to an additional 20% at the end of each twelve-month period thereafter, during the succeeding four-year period. Reference is made to the Stock Option Plan as filed with the Securities and Exchange Commission as an Exhibit to its Registration Statement on Form S-8 on March 31,1987 (Registration No. 33-13063), which is hereby incorporated herein by reference for the other terms and conditions of the Stock Option Plan.

         (b) Mr. Steinberg has sole voting power with respect to 640,800 Shares (assuming in each case exercise of the currently exercisable options), and sole dispositive power with respect to 40,800 Shares. In accordance with the Plan and the Award Agreement, the 600,000 Shares purchased by Mr. Steinberg pursuant to the Plan and the Award Agreement are subject to repurchase by the Company in the event of the termination of Mr. Steinberg's employment if such termination is voluntary, as defined therein. The Company's right to repurchase the Shares in the event of such termination of Mr. Steinberg's employment shall lapse in accordance with the following schedule:

                                Page 6 of 9 Pages

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             If termination occurs                   Percent
                    prior to                      Repurchasable
             ---------------------                -------------
             September 17, 1998                        100%
             September 17, 1999                         75%
             September 17, 2000                         50%
             September 17, 2001                         25%

         Under the Agreement, the Company shall upon request extend loans to Mr. Steinberg for the purpose of discharging his personal tax liability incurred by reason of the Restricted Stock awarded under the Agreement. In the event Mr. Steinberg requests such loan, he will be required to pledge Shares of a fair market value equivalent to the loan to secure his obligation to repay such indebtedness. Reference is hereby made to the Award Agreement and its exhibits, which agreement and exhibits are attached hereto as Exhibit C and incorporated herein by reference for the terms and provisions of such loan and pledge.

         During the period in which Shares are subject to repurchase by the Company or are pledged to the Company, Mr. Steinberg shall not have dispositive power over the Shares, except as provided in the Agreement and its exhibits. Other than as set forth herein, there is no person or entity with dispositive power with respect to the Shares owned by Mr. Steinberg.

         The foregoing description of the Plan and the Award Agreement are qualified in their entirety by reference to the term and conditions thereof as set forth in the annexed exhibits hereto.

                                Page 7 of 9 Pages

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         (c) Upon execution of the Agreement on September 30,1997, the
Restricted Stock Award of 600,000 Shares to Mr. Steinberg became effective as of September 17, 1997. His purchase price therefor was $6,000 ($.01 per Share).

         (d) Inapplicable

         (e) Inapplicable

Item 6. Contracts. Arangements, Understandings of Relationships with Respect to Securities of the Issuer.

         Inapplicable.

Item 7.  Material to be Filed as Exhibits.

         Exhibit A. 1996 Long Term Incentive Plan

         Exhibit B. "Approval of 1996 Long Term Incentive Plan" (pages 12-14 of the Proxy Statement for the 1996 Annual Meeting of Stockholders of Atalanta/Sosnoff Capital Corporation.)

         Exhibit C. Restricted Stock Award Agreement.

                                Page 8 of 9 Pages

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.

                                   /s/ Craig B. Steinberg
                                   -----------------------------------------
                                       Craig B. Steinberg

Dated: October 7, 1997

                              Page 9 of 9 Pages